Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Amendment No. 1 to the Registration Statement (Form F-3 No. 333-197912) and related Prospectus of FLY Leasing Limited for the registration of common shares, preferred shares, debt securities, warrants, subscription rights and units and to the incorporation by reference therein of our reports dated March 14, 2014, with respect to the consolidated financial statements and schedule of FLY Leasing Limited and the effectiveness of internal control over financial reporting of FLY Leasing Limited, included in its Annual Report (Form 20-F) for the year ended December 31, 2013 filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

San Francisco, California

August 25, 2014